Exhibit 99

FROM:	Sun International
The Bahamas
Contact: John Allison
Tel: 1.242.363.6016

FOR IMMEDIATE RELEASE

SUN INTERNATIONAL PRICES
$200 MILLION SENIOR SUBORDINATED NOTES DUE 2011

PARADISE ISLAND, The Bahamas, August 9, 2001 – Sun International Hotels Limited (NYSE: SIH) today announced that it and its wholly owned subsidiary, Sun International North America, Inc., have priced $200 million in aggregate principal amount of 8 7/8% senior subordinated unsecured notes due 2011.

The closing of the offering is expected to occur on or about August 14, 2001, and is subject to customary closing conditions. The Company expects to use the net proceeds of the offering to repay amounts outstanding under its revolving credit agreement.

The senior subordinated notes will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or under state securities laws and, unless so registered, may not be offered or sold except pursuant to an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy the senior subordinated notes in any jurisdiction.

Certain statements and information included in this news release constitute “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. Additional discussion of factors that could cause actual results to differ materially from management’s projections, estimates and expectations is contained in the Company’s SEC filings. The Company undertakes no duty to update its forward-looking statements.